July 5, 2005



Room 4561

Norman E. Corn
Chief Executive Officer
Ion Networks, Inc.
120 Corporate Blvd.
South Plainfield, NJ 07080

Re:	Ion Networks, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed June 15, 2005
	File No. 333-124274

	Form 10-KSB for the fiscal year ended December 31, 2004, as amended
	Form 10-QSB for the fiscal quarter ended March 31, 2005
	File No. 0-13117

Dear Mr. Corn:

	We have reviewed your responses to our comment letter dated
May
20, 2005 and have the following additional comments. With respect to the comments on the above-referenced Form 10-KSB/A, your response should be provided as soon as possible and not later than July 19, 2005.

Form SB-2
Selling Stockholders, page 29
1. We refer to comment 2 of our comment letter dated May 20, 2005. Please advise as to the nature and value of the services performed by the consultant. Further, please advise why the Financial Consulting
Agreement is not filed as an exhibit to this registration statement.
2. As a follow-up to the comment above, please expand the disclosure in footnote 9 to provide the material terms of the $200,000 debenture issued to Mr. Deixler. We note that you have provided such disclosure on page 62, but Item 507 of Regulation S-B requires that you provide this disclosure in the "Selling Stockholders" section, as well.

Form 10-KSB/A for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis or Plan of Operations, page
17
3. We note your response to comment 8 of our letter dated May 20, 2005 regarding the factors that contributed to the increase in revenues, including the number of higher margin appliances sold during 2004. Revise your disclosure to discuss and quantify the impact these factors had on revenue as you have provided to us in your response.
4. We refer you to comment 10 of our letter dated May 20, 2005.
We
note your current classification of amortization expense within operating expenses. Your disclosure of these costs should comply with the guidance outlined in Question 17 of the SFAS 86 Implementation Guide. Reclassify the amortization of capitalized software costs accordingly. Your "Management`s Discussion and Analysis or Plan of Operations" section should be revised as well.

Note 2 Summary of Significant Accounting Policies

Revenue Recognition, page 44
5. We refer you to comment 14 of our letter dated May 20, 2005.
We
note that your hardware products contain PRIISMS, the Company`s single sign-on management and control software. Tell us how you considered this software to be incidental to the hardware products and how you considered paragraph 2 of SOP 97-2. If the software is more than incidental tell us how you considered EITF 03-05 with regards to arrangements that include hardware and your PRIISMS solution.

Note 3 Restructuring, Asset Impairments and Other Credits, page 46
6. We note your response to comment 16 of our letter dated May 20, 2005. As previously requested, disclose and tell us the amount of the remaining restructuring balance at December 31, 2004 and March 31, 2005, if any, and where these amounts are reflected in the balance sheet. Your disclosures should provide the reader a clear understanding of each of the individual restructuring activities you have entered into, identify the period when each charge was recorded and how the amounts were determined, address the individual components of each of the charges and address amounts utilized as well as the reversal of charges recorded during each period. When you have recorded a reversal you should clearly discuss the reasons for doing so. You should also address whether you plan on recording additional reversals in subsequent periods and the possible reasons for any potential reversals.



Form 10-QSB for the quarter ended March 31, 2005

7. We note your response to comment 17 of our letter dated May 20, 2005. Please be advised that while we have no further comments on your Form 10-QSB at this time, we may decide to issue future comments on such filing during the course of our review.

* * * * *

      You may contact Melissa Rocha, staff accountant, at (202)
551-
3854 or Marc Thomas, senior staff accountant at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please call Adam Halper at (202) 551-3482 or Sara
Kalin at (202) 551-3454 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director


cc:	Via Facsimile
      James Alterbaum
      Moses & Singer LLP
      1301 Avenue of the Americas
            New York, New York 10019
	Phone: (212) 554-7800
      Fax: (917) 206-4394
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Norman E. Corn
Ion Networks, Inc.
July 5, 2005
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